June 9, 2008

VIA ELECTRONIC FILING

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Ms. Patsy Mengiste

Re: Baron Investment Funds Trust Form N-CSR for the fiscal year ended September 30, 2007, File Nos. 033-12112; 811-5032

Dear Ms. Mengiste:

Below please find responses to the comments received from you during a conference call on Monday, May 19, 2008 in connection with the Form N-CSR of Baron Investment Funds Trust (the “Registrant”) for the fiscal year ended September 30, 2007 as filed with the U.S. Securities and Exchange Commission (the “Commission” or the “Staff”) on December 7, 2007 (the “Annual Financial Report”).

COMMENT 1: Annual Financial Report—Management’s Discussion of Fund Performance

Comment: Please include no assurance language in connection with the following disclosure contained in the third paragraph on page 5 of the Annual Financial Report: “We purchase securities that the Adviser believes will double in value within four years and then double again in the following four or five years.”

Response: The Registrant notes the Commission’s comment. The Registrant will include the following language beginning with the Form N-CSR of the Registrant for the fiscal year ended September 30, 2008 in the Management’s Discussion of Fund Performance sections, where applicable: “Of course, there can be no assurance that the Adviser will be successful in achieving its goals.”

COMMENT 2: Annual Financial Report—Baron iOpportunity Fund—Comparison of the Change in Value of $10,00 Investment in Baron iOpportunity Fund(1),(2) in Relation to the NASDAQ Composite(1) and the S&P 500(1) Indexes

Comment: Confirm that the NASDAQ composite figure for Baron iOpportunity Fund on page 8 of the Annual Financial Report is correct.

Response: Please note that the Registrant has confirmed that the NASDAQ composite figure for Baron iOpportunity Fund on page 8 of the Annual Financial Report is correct.

COMMENT 3: Annual Financial Report—Statement of Net Assets

Comment: Include the percentage of restricted and fair value securities for each fund in the aggregate and disclose what portion is deemed liquid in each footnote number 3 under Short Term Investments in the Statement of Net Assets beginning on page 14 of the Annual Financial Report.

Response: The Registrant notes the Commission’s comment. The Registrant will include the percentage of restricted and fair valued securities for each fund in the aggregate and disclose what portion is deemed liquid in each footnote number 3 in the Statement of Net Assets beginning with the Form N-CSR of the Registrant for the fiscal year ended September 30, 2008.

COMMENT 4: Annual Financial Report—Statement of Operations

Comment: Include a cross reference to a footnote for Investment Advisory Fees under Expenses in the Statement of Operations on page 25 of the Annual Financial Report. Also, include a footnote for any related party transactions.

Response: The Registrant notes the Commission’s comment. The Registrant will include the suggested cross references and footnotes (if any) beginning with the Form N-CSR of the Registrant for the fiscal year ended September 30, 2008.

COMMENT 5: Annual Financial Report—Notes to Financial Statements

Comment: Delete “/or” from the following sentence in Note 7 to the Financial Statements (Restricted Securities) on page 31 of the Annual Financial Report: “At September 30, 2007, investments in securities included securities that are restricted and/or illiquid.”

Response: The Registrant notes the Commission’s comment. The Registrant will delete “/or” as suggested beginning with the Form N-CSR of the Registrant for the fiscal year ended September 30, 2008.

COMMENT 6: Annual Financial Report—Notes to Financial Statements

Comment: Explain how the Registrant concluded that it was not issuing a senior security when it entered into the Windstorm Guaranty mentioned in Note 10 to the Financial Statements (Commitments and Contingencies) on page 34 of the Annual Financial Report.

Response: The Registrant concluded that it was not issuing a senior security in violation of section 18(f)(1) of the Investment Company Act of 1940 (the “Act”). The Registrant acknowledges, however, that the Windstorm Guaranty might be deemed to be a senior security and, in an abundance of caution, is relying on the Commission’s Investment Company Act Release No. 10666 (“Release 10666”). In consultation with outside counsel, the Registrant concluded that, because it segregated, consistent with the procedure described in Release 10666, liquid assets equal in value to the full amount of the potential liability under the Windstorm Guaranty, marked to market daily, the Registrant was not issuing a senior security in violation of Section 18 of the Act.

COMMENT 7: Annual Financial Report—Financial Highlights

Comment: Provide an explanation of the accounting treatment of the capital contribution referred to in the Financial Highlights on page 35 of the Annual Financial Report.

Response: On March 19, 1999 and on July 11, 2000, the Adviser reimbursed Baron Asset Fund $1,584,375 and $799,873, respectively, for the realized loss relating to the Fund’s October 7, 1998 purchase of 650,000 shares of AMF bowling. Baron Asset Fund recorded capital contributions for both reimbursements. The Adviser did not receive any shares of Baron Asset Fund in exchange for these contributions.

COMMENT 8: Annual Financial Report—Miscellaneous

Comment: Advise if the Funds have any sub-prime holdings.

Response: The Funds do not have any sub-prime holdings.

COMMENT 9: Annual Financial Report—Management of the Funds

Comment: Replace the dates of birth with the ages of the Trustees and Officers in the Management of the Funds—Board of Trustees and Officers section of the Annual Financial Report on pages 39-42.

Response: The Registrant notes the Commission’s comment. The Registrant will replace the dates of birth with the ages of the Trustees and Officers in the Management of the Funds—Board of Trustees and Officers section beginning with the Form N-CSR of the Registrant for the fiscal year ended September 30, 2008.

Please do not hesitate to contact me at 212-583-2119 if you have any questions or require anything further.

Very truly yours,

/s/ Patrick M. Patalino

Patrick M. Patalino

Chief Legal Officer